January 28, 2004


VIA EDGAR
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC 20549
                  Re:     PBHG Funds
                          Post Effective Amendments - Application for Withdrawal File Nos. 002-99810 and 811-04391
                          CIK No.: 0000775180


Ladies and Gentlemen:

                  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), PBHG Funds (the "Registrant") hereby requests that (i) Post-Effective Amendment No. 67 under the Act (No. 65 under the Investment Company Act of 1940 (the "Company Act")) to the Registration Statement on Form N-1A, filed on September 24, 2003 pursuant to Rule 485(a) of the Act (accession No. 0001135428-03-000512) to register shares of a new series, PBHG Emerging Markets Fund, together with all exhibits thereto ("PEA 67"), (ii) Post Effective Amendment No. 68 under the Act (No. 66 under the Company Act) to the Registration Statement on Form N-1A filed on December 8, 2003 (accession No. 0001135428-03-000621) to delay the effective date of PEA 67; and (iii) Post Effective Amendment No. 70 under the Act (No. 68 under the Company Act) to the Registration Statement on Form N-1A, filed on January 7, 2004 (accession No. 0001135428-04-000006) to further delay the effective date of PEA 67 (collectively "Amendments"), be withdrawn.

                  The Registrant is requesting that the Amendments be withdrawn as it has decided to delay the offering of these securities. No securities have been sold in connection with the Amendments.

                  Please contact the undersigned with any questions you may have concerning this application.

                                                   Sincerely,

                                                   /s/ John M. Zerr

                                                   John M. Zerr
                                                   Vice President & Secretary
                                                   PBHG Funds

cc:      Randy Koch, Esquire
         Division of Investment Management